BMO Exchange Traded Funds

111 East Kilbourn Ave.

Milwaukee, WI 53202

November 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	BMO Exchange Traded Funds et al. (File No. 812-14844); Request for
Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of BMO Exchange Traded Funds, BMO Asset Management Corp., and BMO Investment Distributors, LLC (the “Applicants”), we submitted an application (the “Application”) on November 21, 2017, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The Application, which was intended to be filed as an amendment to an application for exemption originally filed on July 24, 2015 (File No. 812-14521), was unintentionally filed as a new application instead of as an amendment.

We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto, so that we may refile the Application as an amendment to File No. 812-14521.

If you have any questions regarding this matter, please do not hesitate to contact me at 414-287-8754.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy